FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Regarding the administrative proceeding recorded as “Telefónica de España , Olimpia y Otros s/Diligencia Preliminar,” pending before the Argentine Antitrust Commission, the Company has been notified of the passage of a Resolution (No. 123/08), wherein the Argentine Antitrust Commission resolved to notify Telecom Italia S.p.A. and Telecom Italia Internacional N.V. that until the Argentine Antitrust Commission issues its decision in the matter, said companies must refrain from exercising, assigning, transferring or taking any other action with respect to, the purchase options included in the agreement executed with W de Argentina Inversiones S.L on September 9, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	January 8, 2009	By:	/s/ José Gustavo Pozzi

			Name:	José Gustavo Pozzi
			Title:	General Manager